# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NewcelX Ltd., CIK 0001783036
CUSIP: H5835A109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0002095518
Persons authorized to receive notices and communications: Michel Revel, 52 HaNasi HaRishon Street, Rehovot, Israel (L3), 7630242, 972-73-7971600

## Reporting persons
- Michel Revel (CIK 0002095518): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 902,985; shared voting power 37,802; sole dispositive power 902,985; shared dispositive power 37,802; aggregate amount beneficially owned 940,787 (20.2% of the class)
  Comment: (1) Consists of (i) 902,985 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), held by Prof. Michel Revel (ii) 18,901 Common Shares held by Revel Family Ltd., and (iii) 18,901 Common Shares issuable upon exercise of common warrants held by Revel Family Ltd. exercisable within 60 days of October 30, 2025, subject to a beneficial ownership limitation of 9.99%. Revel Family Ltd. is controlled by Michel Revel, an equity owner, who holds shared voting and dispositive power over the securities held by Revel Family Ltd and may be deemed to be the controlling shareholder over the securities held by Revel Family Ltd.
  
  (2) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: NewcelX Ltd.
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Prof. Michel Revel, a natural person (the "Reporting Person").
Residence or business address: The address of the Reporting Person is 52 HaNasi HaRishon Street, Rehovot, Israel, 7630242.
Present principal occupation or employment: The Reporting Person is the Chief Scientific Officer and director of NewcelX Ltd. ("NewcelX" or the "Issuer"). The Issuer's address is contained in Item 1(c) of this Schedule 13D is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount and source of funds used by the Reporting Person in acquiring the Common Shares beneficially owned by him as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Person holds all securities of the Issuer for investment purposes only. The Common Shares beneficially owned by the Reporting Person were acquired as follows:

2024 Securities Purchase Agreement

On October 9, 2024, NLS Pharmaceutics Ltd. (now known as the Issuer following the Merger (as defined below)), entered into a securities purchase agreement with certain accredited investors, including the Reporting Person. Pursuant to the terms of the securities purchase agreement, the Issuer agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 Common Shares, and (ii) common share purchase warrants to purchase 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the securities purchase agreement, the Issuer agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, the Issuer agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the securities purchase agreement closed on October 10, 2024. In connection with this securities purchase agreement, the Reporting Person purchased 189,012 Common Shares and common warrants to purchase 189,012 Common Shares, all with his personal funds. Following the Merger, such Common Shares and common warrants were adjusted per a 1-for-10 reverse split.

Merger Transaction

On November 4, 2024, NLS entered into an Agreement and Plan of Merger, as subsequently amended, with Kadimastem Ltd. ("Kadimastem"). The merger (the "Merger") was completed in 2025, pursuant to which NLS Pharmaceutics (Israel) Ltd., a wholly owned subsidiary of NLS, merged with and into Kadimastem, with Kadimastem continuing as the surviving company and a wholly owned subsidiary of NLS. Following the Merger, the combined company was renamed NewcelX, Ltd. ("NewcelX" or the "Issuer"). In connection with the Merger, each outstanding ordinary share of Kadimastem was exchanged for Common Shares in a final exchange ratio of 7.06 NLS common shares for each Kadimastem ordinary share, or 0.706 Common Shares in exchange for each Kadimastem ordinary share, reflecting the 1-for-10 reverse share split effected by NewCelX in connection with the Merger.

As a result of the Merger, the Reporting Person, who served as the Chief Scientific Officer and a director of Kadimastem, became the Chief Scientific Officer and a director of NewcelX. At the effective time of the Merger, 1,279,639 Kadimastem ordinary shares previously beneficially owned by the Reporting Person were converted into NLS common shares pursuant to the exchange ratio.

The Reporting Person serves as a director of NewcelX and, in such capacity, will be involved in reviewing transactions that may result in operational, strategic, financial or governance changes for NewcelX and may have influence over the corporate activities of NewcelX, including, without limitation, activities which may relate to any and all matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the responses to rows 11 and 13 on the cover pages of this Schedule 13D for the Reporting Person.

Consists of (i) 902,985 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), held by Prof. Michel Revel (ii) 18,901 Common Shares held by Revel Family Ltd., and (iii) 18,901 Common Shares issuable upon exercise of common warrants held by Revel Family Ltd. exercisable within 60 days of October 30, 2025, subject to a beneficial ownership limitation of 9.99%. Revel Family Ltd. is controlled by Michel Revel, an equity owner, who holds shared voting and dispositive power over the securities held by Revel Family Ltd and may be deemed to be the controlling shareholder over the securities held by Revel Family Ltd.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D for the Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D, the Reporting Person, to the best of Reporting Person's knowledge, has not engaged in any transaction with respect to the Common Shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 11, 2024).

Form of Equity Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics Ltd. and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).

Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 4, 2024, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.1 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 1 to Agreement and Plan of Merger, dated as of January 30, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.2 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 2 to Agreement and Plan of Merger, dated as of February 17, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.3 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 3 to Agreement and Plan of Merger, dated as of May 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.4 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 4 to Agreement and Plan of Merger, dated as of June 5, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.5 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 5 to Agreement and Plan of Merger, dated as of July 1, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.6 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 6 to Agreement and Plan of Merger, dated as of July 18, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.7 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

Amendment No. 7 to Agreement and Plan of Merger, dated as of August 29, 2025, by and among NLS Pharmaceutics Ltd., NLS Pharmaceutics (Israel) Ltd., and Kadimastem Ltd. Filed as Exhibit 2.8 to Amendment No. 7 to the Registration Statement on Form F-4 (File No. 333-284075) filed with the SEC on September 3, 2025 and incorporated herein by reference.

## Signatures
- Michel Revel: /s/ Prof. Michel Revel, Prof. Michel Revel (11/14/2025)